UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 1-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).      ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

SIGNATURES
HUSKY ENERGY REPORTS 2004 THIRD QUARTER RESULTS

On October 20, 2004, Husky Energy Inc. issued a press release announcing its earnings for the three-month period ended September 30, 2004. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	“J.D. GIRGULIS”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: October 20, 2004

QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2004

HUSKY ENERGY REPORTS 2004 THIRD QUARTER RESULTS

Calgary, Alberta — Husky Energy Inc. reports net earnings of $286 million or $0.70 per share (diluted) in the third quarter of 2004, compared with net earnings of $249 million or $0.56 per share (diluted) in the third quarter of 2003. Cash flow from operations was $576 million or $1.34 per share (diluted) in the third quarter of 2004, compared with $604 million or $1.42 per share (diluted) in the third quarter of 2003. Net earnings in the third quarter were negatively impacted by $115 million due to the Company’s crude oil hedge program compared with $3 million negative impact in the third quarter of 2003. Net earnings for the third quarter of 2004 included a net gain on U.S. denominated debt translation of $55 million or $0.13 per share (diluted), compared with $3 million or $0.01 per share (diluted) in the third quarter of 2003.

Production in the third quarter of 2004 averaged 324,800 barrels of oil equivalent per day, compared with 300,200 barrels of oil equivalent per day in the third quarter of 2003, an increase of eight percent. Crude oil and natural gas liquids production for the third quarter was 208,100 barrels per day, an increase of three percent from 202,600 barrels per day in the third quarter of 2003. Natural gas production in the third quarter of 2004 was 700.4 million cubic feet per day, an increase of 20 percent from 585.7 million cubic feet per day in the same quarter of 2003.

Husky continued to make good progress on several major projects. The Company filed an application with the Alberta government for approval of its 200,000 barrel per day Sunrise oil sands project. Husky also awarded a lump-sum contract for the Tucker oil sands project’s central plant facilities. Construction for the Tucker project is underway and commissioning is scheduled for the third quarter of 2006. On Canada’s East Coast, Husky successfully tested the first production well at the White Rose offshore oil field. Based on pressure measurements and flow rate information during the test, the estimated production capability of the well is between 25,000 and 35,000 barrels per day.

“Husky was pleased to sign its seventh petroleum contract with the China National Offshore Oil Corporation for exploration rights at block 29/26 in the South China Sea during the quarter,” said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc.

“During the fourth quarter, we expect to have an active winter drilling program in Western Canada,” Mr. Lau said.

Husky’s net earnings for the first nine months of 2004 were $788 million or $1.83 per share (diluted), compared with $1,098 million or $2.65 per share (diluted) for the same period in 2003. As the Company’s revenues are largely denominated in U.S. dollars, the weakening of the U.S. dollar has unfavourably impacted Husky’s earnings and cash flow. Cash flow from operations for the first nine months of 2004 was $1,747 million or $4.06 per share (diluted), compared with $1,891 million or $4.44 per share (diluted) for the same period in 2003. Before foreign exchange gains on U.S. denominated debt translation and tax rate changes, Husky’s operational results were $710 million in the first nine months of 2004, compared to $776 million in the first nine months of 2003. Due to the Company’s crude oil hedge program, net earnings in the first nine months of 2004 and 2003 were negatively impacted by $243 million and $10 million respectively.

Production in the first nine months of 2004 averaged 325,200 barrels of oil equivalent per day, compared with 307,600 barrels of oil equivalent per day in the same period in 2003, up six percent. Total crude oil and natural gas liquids production was 210,800 barrels per day, compared with 208,300 barrels per day in the first nine months of 2003. Natural gas production was 686.5 million cubic feet per day, compared with 595.4 million cubic feet per day in the same period last year.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 2

Management’s Discussion and Analysis October 19, 2004

Management’s Discussion and Analysis is the Company’s explanation of its financial performance for the period covered by the unaudited financial statements along with an analysis of the Company’s financial position and prospects. It should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended September 30, 2004 in this Interim Report and the audited Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2003 filed March 18, 2004 on SEDAR at www.sedar.com. The unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. All dollar amounts are in millions of Canadian dollars, unless otherwise indicated. All comparisons refer to the third quarter of 2004 compared with the third quarter of 2003 and the first nine months of 2004 compared with the first nine months of 2003, unless otherwise indicated. The calculations of barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe or mcfge may be misleading, particularly if used in isolation. The reader is cautioned that a boe conversion rate of six to one is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Unless otherwise indicated, all production volumes quoted are gross, which represent the Company’s working interest share before royalties, and prices quoted are those realized by the Company, which include the effect of hedging gains and losses. Crude oil has been classified as the following: light crude oil has an API gravity of 30 degrees or more; medium crude oil has an API gravity of 21 degrees or more and less than 30 degrees; heavy crude oil has an API gravity of less than 21 degrees.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities”, as determined in accordance with generally accepted accounting principles as an indicator of the Company’s financial performance. The Company’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations generated by each business segment represents a measurement of financial performance for which each reporting business segment is responsible. The items reported under the caption “Corporate and eliminations” are required to reconcile to the consolidated total and are not considered to be attributable to a business segment.

Certain of the statements set forth under “Management’s Discussion and Analysis” and elsewhere in this Interim Report, including statements which may contain words such as “could”, “expect”, “believe”, “will” and similar expressions and statements relating to matters that are not historical facts, are forward-looking and are based upon the Company’s current belief as to the outcome and timing of such future events. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described under the heading “Business Environment”. Should one or more of these events occur, or should any of the underlying assumptions prove incorrect, the Company’s actual results and plans for 2004 and beyond could differ materially from those expressed in the forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information. Such forward-looking statements should be read in conjunction with the Company’s disclosures under the heading: “CAUTIONARY STATEMENT FOR THE PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995”. Refer to the section “Forward-looking Statements”.

Highlights

Financial Summary (1)

	Three months ended
	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2004	2004	2004	2003	2003	2003	2003	2002
Sales and operating revenues, net of royalties	$2,330	$2,306	$2,086	$1,800	$1,871	$1,769	$2,218	$1,697
Cash flow from operations	576	588	583	568	604	540	747	635
Segmented earnings
Upstream	$161	$204	$236	$169	$215	$374	$309	$209
Midstream	50	53	60	46	41	49	49	48
Refined Products	18	21	5	6	22	3	1	(1)
Corporate and eliminations	57	(39)	(38)	15	(29)	15	49	(15)

Net earnings	$286	$239	$263	$236	$249	$441	$408	$241

Per share — Basic	$0.70	$0.54	$0.60	$0.60	$0.56	$1.09	$1.01	$0.57
— Diluted	0.70	0.54	0.60	0.60	0.56	1.09	1.01	0.57
Dividends declared per common share	0.12	0.12	0.10	0.10	0.10	0.09	0.09	0.09
Special dividend per common share	—	—	—	—	1.00	—	—	—
Return on equity (2) (percent)	16.7	16.1	20.5	24.1	25.2	23.6	21.7	16.9
Return on average capital employed (2) (percent)	13.1	12.6	15.9	18.1	18.5	17.6	15.8	12.3

(1)	2003 and 2002 amounts as restated. Refer to note 3 to the consolidated financial statements.

(2)	Calculated for the twelve months ended for the periods shown.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 3

Production, before Royalties

	Three months ended
	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
	2004	2004	2004	2003	2003
Crude oil & NGL (mbbls/day)
Western Canada
Light crude oil & NGL	33.1	32.9	32.9	34.7	30.3
Medium crude oil	34.5	35.6	36.1	37.9	38.2
Heavy crude oil	108.8	107.4	105.6	107.8	99.2

	176.4	175.9	174.6	180.4	167.7
East Coast Canada
Terra Nova — light crude oil	11.5	15.7	17.6	17.8	14.6
China
Wenchang — light crude oil	20.2	20.6	19.9	19.5	20.3

	208.1	212.2	212.1	217.7	202.6

Natural gas (mmcf/day)	700.4	685.4	673.6	655.7	585.7

Total (mboe/day)	324.8	326.4	324.4	327.0	300.2

Third Quarter of 2004 Compared with the Second Quarter of 2004

Total production from Husky’s properties in Western Canada in the third quarter of 2004 averaged 293.1 mboe per day, up one percent from 290.1 mboe per day in the second quarter of 2004.

Natural gas production was up two percent from second quarter of 2004 levels, averaging 700.4 mmcf per day. The increase in natural gas production predominately related to the addition of 47 mmcf per day from tying-in new wells partially offset by natural declines.

Total crude oil and NGL production in Western Canada in the third quarter of 2004 was 176.4 mbbls per day, up from 175.9 mbbls per day in the previous quarter. The higher crude oil production during the third quarter of 2004 was due mainly to additional primary heavy crude oil production partially offset by natural declines.

Husky’s share of production from the Terra Nova oil field averaged 11.5 mbbls of crude oil per day in the third quarter of 2004, down from 15.7 mbbls per day in the previous quarter. The lower production in the third quarter of 2004 reflects down-time for a planned maintenance turnaround and other maintenance issues which were identified during the turnaround.

In the South China Sea, Husky’s share of production from the Wenchang oil field averaged 20.2 mbbls of crude oil per day during the third quarter of 2004, down marginally from 20.6 mbbls per day in the previous quarter, reflecting natural declines.

Exploration

Western Canada

During the third quarter of 2004, 28 net exploration wells were drilled in the Western Canada Sedimentary Basin, resulting in four net oil completions and 23 net natural gas completions.

During the third quarter five net natural gas wells were completed in the foothills and deep basin areas of Western Alberta and at September 30 one net well was drilling in the deep basin. Wildcat exploration during the third quarter was restricted to specific areas in the foothills and deep basin due to extended periods of wet weather.

Northwest Territories

Husky participated at a 30 percent interest in a 200 kilometre seismic program in the central Mackenzie Valley. The program is being shot in the area of the Summit Creek B-44 well that was drilled last winter. The program will be utilized to identify future drilling locations, including one location for an exploratory well scheduled to be drilled this winter.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 4

Offshore China

In August, Husky signed a petroleum contract with the China National Offshore Oil Corporation (“CNOOC”) for the 3,900 square kilometre 29/26 exploration block located approximately 300 kilometres southeast of Hong Kong in the South China Sea. The contract requires Husky to drill one exploratory well and provides the option to drill two additional exploratory wells before 2011. CNOOC retains the right to participate in the development of any discoveries up to 51 percent.

Preparations are underway for a two-well drilling program in the shallow water of the Beibu Gulf, near the China/Vietnam border. The first well is expected to spud late in the fourth quarter of 2004.

Major Projects

Oil Sands

Tucker, Alberta

During the third quarter of 2004, Husky announced that it had received both approval from the Alberta Energy and Utilities Board and project sanction for the Tucker project, which is located 30 kilometres northwest of Cold Lake, Alberta. The Tucker insitu oil sands project will utilize Steam Assisted Gravity Drainage technology and is to have a design rate capable of 30,000 to 35,000 bbls per day. Cost to first oil, which is scheduled for late 2006 or early 2007, is estimated to be $500 million. Preparatory site work commenced at the end of August 2004.

Sunrise, Alberta

During the third quarter, Husky submitted a commercial application and the Environmental Impact Assessment to the Government of Alberta. Public review of the application and question and answer sessions commenced on September 28, 2004.

White Rose

At September 30, 2004 progress on the topsides modules integration was 71 percent complete. The winter drilling program is currently underway. During the third quarter the first production well was completed and tested. The test results of this well increased confidence in the production capabilities of the White Rose oil field. At the end of the third quarter three water injection wells, one gas injection and one horizontal production well had been completed. Plans call for 10 wells to first oil; four production, five water injection and one gas injection. Timing for first oil remains unchanged at late 2005 or early 2006.

Husky Lloydminster Upgrader

A major debottleneck program is underway at the Husky Lloydminster Upgrader. This program is expected to increase the throughput capacity of the plant from 77,000 barrels per day to 82,000 barrels per day of synthetic crude oil and diluent. Nine projects have been identified of which eight are underway. The debottleneck program is expected to be completed within the next two years. Engineering studies to identify further debottleneck opportunities are continuing and are expected to be fully scoped by the end of 2004.

Lloydminster Ethanol Plant

During the third quarter of 2004, work continued with various costing models required for selection of the contractor of the plant facilities. Preparatory site work continued during the third quarter. The 130 million litre per year plant is expected to commence production by the first quarter of 2006.

Prince George Refinery

During the third quarter of 2004, the clean fuel project at the refinery in Prince George, British Columbia progressed into the construction phase. The upgrade will increase processing capacity by 10 percent and allow the refinery to produce low sulphur gasoline and diesel fuels that meet the Government of Canada’s new fuel specifications. Construction of the gasoline desulphurization unit is expected to be completed and the plant on stream by the third quarter of 2005. Construction of the diesel desulphurization unit is expected to be completed and the plant on stream by the first quarter of 2006.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 5

Production versus 2004 Forecast

	Nine months ended
	Sept. 30	Forecast
	2004	2004
Crude oil & NGL (mbbls/day)
Light crude oil & NGL	68.1	67-76
Medium crude oil	35.4	35-40
Heavy crude oil	107.3	105-115

	210.8	207-231
Natural gas (mmcf/day)	686.5	670-710
Total barrels of oil equivalent (mboe/day)	325.2	320-350

BUSINESS ENVIRONMENT

Husky’s financial results are significantly influenced by its business environment. Risks include, but are not limited to:

•	Crude oil and natural gas prices

•	Cost to find, develop, produce and deliver crude oil and natural gas

•	Demand for and ability to deliver natural gas

•	The exchange rate between the Canadian and U.S. dollars

•	Refined petroleum products margins

•	Demand for Husky’s pipeline capacity

•	Demand for refined petroleum products

•	Government regulations

•	Cost of capital

Average Benchmark Prices and U.S. Exchange Rate

	Three months ended
	Sept. 30	June 30	March 31	Dec. 31	Sept. 30
	2004	2004	2004	2003	2003
WTI (1) (U.S. $/bbl)	$43.88	$38.32	$35.15	$31.18	$30.20
Canadian par light crude 0.3% sulphur ($/bbl)	56.61	50.99	46.00	39.95	41.33
NYMEX (U.S. $/mmbtu)	5.76	5.97	5.69	4.58	4.97
NOVA Inventory Transfer ($/GJ)	6.32	6.45	6.26	5.30	5.97
WTI/Lloyd blend differential (U.S. $/bbl)	12.86	11.82	10.12	10.37	8.73
U.S./Canadian dollar exchange rate (U.S. $)	0.765	0.736	0.759	0.760	0.725

(1)	Prices quoted are near-month contract prices for settlement during the next month.

Commodity Price Risk

Crude Oil

The average price for West Texas Intermediate crude oil (“WTI”) was 45 percent higher during the third quarter of 2004 compared with the same period in 2003. The impact of the higher price was partially offset by the effect of a six percent lower rate of exchange from U.S. to Canadian dollars, during the third quarter of 2004 compared with the third quarter of 2003. The effect of the lower Cdn./U.S. dollar exchange rate on commodity prices fluctuation is explained in more detail in the section entitled “Foreign Exchange Risk” in this report.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 6

During the third quarter of 2004, WTI near-month prices averaged U.S. $43.88/bbl, U.S. $13.68/bbl higher than in the third quarter of 2003. The continued strong demand in the United States for motor fuel, steadily increasing demand in China and continued uncertainty in Iraq and other oil producing countries has supported the price of crude oil from the beginning of 2004. Notwithstanding higher OPEC production, which commenced on July 1, 2004 followed by further increases in production beginning on August 1, 2004, the price of crude oil continued to rise throughout the third quarter of 2004. Global demand for crude oil is forecast to increase by two million barrels per day by the end of 2005. This together with continued socio-political issues affecting certain oil producing countries is contributing to the perception of tight crude oil supply fundamentals.

During the third quarter of 2004, heavy crude oil spot differentials averaged U.S. $12.71/bbl for WTI/Lloyd blend compared with U.S. $7.79/bbl during the same period a year earlier. The wider differential tends to reduce Husky’s overall financial results as the Company’s crude oil production is weighted toward heavier gravity crudes. In periods of wider differentials, Husky’s heavy oil upgrader and asphalt refinery partially offset the impact of lower heavy crude prices due to the wider differentials.

WTI and Husky Average Crude Oil Prices

($/bbl)

Natural Gas

The price of natural gas in North America is affected by regional supply and demand factors, particularly those affecting the United States such as weather conditions that affect consumption and production, pipeline delivery capacity, the availability of alternative sources of less costly energy supply such as fuel oil and coal, natural gas inventory levels and general industry activity levels. Periodic imbalances between supply and demand for natural gas are common and result in volatile pricing. The price of natural gas, unlike crude oil, is not subject to the influence of an organization of producers such as OPEC.

The average NYMEX natural gas price during the third quarter of 2004 trended marginally higher than during the third quarter of 2003. Subsequent to the end of the third quarter, natural gas prices increased sharply partially in response to the shut in of natural gas production in the Gulf of Mexico due to a hurricane.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 7

NYMEX Natural Gas, NIT Natural Gas and Husky Average Natural Gas Prices

Foreign Exchange Risk

Husky’s results are affected by the exchange rate between the Canadian and U.S. dollars. The majority of Husky’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined primarily by the U.S. market. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities and, correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of Husky’s expenditures are in Canadian dollars. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky’s U.S. dollar denominated debt, as expressed in Canadian dollars. The gain or loss from translation of U.S. dollar denominated monetary items is shown in the Consolidated Statements of Earnings opposite the caption “Foreign exchange”. The effect of foreign exchange on U.S. dollar denominated monetary items is somewhat offset through increases or decreases in commodity prices due to currency fluctuations which are embedded within “Sales and operating revenues”. At September 30, 2004, 83 percent or $1.5 billion of Husky’s long-term debt, excluding U.S. $225 million of capital securities, was denominated in U.S. dollars. The Cdn./U.S. exchange rate at the end of the third quarter of 2004 was $1.26. The percentage of Husky’s long-term debt excluding capital securities exposed to the Cdn./U.S. exchange rate fluctuation decreases to 61 percent when the effect of the cross currency swaps in place is included. Refer to “Financial and Derivative Instruments” in this Management’s Discussion and Analysis.

Interest Rate Risk

The Company maintains a portion of its debt in floating rate facilities which are exposed to interest rate fluctuations. The Company will occasionally fix its floating rate debt or create a variable rate for its fixed rate debt using derivative financial instruments. Refer to “Financial and Derivative Instruments” in this Management’s Discussion and Analysis.

SENSITIVITY ANALYSIS

The following table is indicative of the relative effect of changes in certain key variables on net earnings and pre-tax cash flow from operations. The analysis is based on business conditions and production volumes during the third quarter of 2004. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 8

Sensitivity Analysis

		Effect on Pre-tax
Item	Increase	Cash Flow from Operations		Effect on Net Earnings
		($ millions)	($/share) (4)	($ millions)	($/share) (4)
WTI benchmark crude oil price
Excluding commodity hedges	U.S. $1.00/bbl	86	0.20	59	0.14
Including commodity hedges	U.S. $1.00/bbl	45	0.11	30	0.07
NYMEX benchmark natural gas price (1)
Excluding commodity hedges	U.S. $0.20/mmbtu	39	0.09	25	0.06
Including commodity hedges	U.S. $0.20/mmbtu	38	0.09	25	0.06
Light/heavy crude oil differential (2)	Cdn. $1.00/bbl	(26)	(0.06)	(17)	(0.04)
Light oil margins	Cdn. $0.005/litre	16	0.04	10	0.02
Asphalt margins	Cdn. $1.00/bbl	10	0.02	7	0.02
Exchange rate (U.S. $ / Cdn. $) (3)
Including commodity hedges	U.S. $0.01	(58)	(0.14)	(41)	(0.10)

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items. The impact of the Canadian dollar strengthening by U.S. $0.01 would be an increase of $12 million in net earnings based on September 30, 2004 U.S. dollar denominated debt levels.

(4)	Based on September 30, 2004 common shares outstanding of 423.7 million.

Results of Operations

UPSTREAM

Upstream Earnings Summary (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Gross revenues	$1,183	$866	$3,293	$2,937
Royalties	197	121	537	458
Hedging	169	5	358	15

Net revenues	817	740	2,398	2,464
Operating and administrative expenses	255	203	720	646
Depletion, depreciation and amortization	278	218	794	655
Income taxes	123	104	283	265

Earnings	$161	$215	$601	$898

(1)	2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

Net Revenue Variance Analysis

	Crude oil	Natural
	& NGL	gas	Other	Total
Three months ended September 30, 2003	$478	$243	$19	$740
Price changes	219	33	—	252
Volume changes	10	57	—	67
Royalties	(47)	(29)	—	(76)
Hedging	(151)	(13)	—	(164)
Processing and sulphur	—	—	(2)	(2)

Three months ended September 30, 2004	$509	$291	$17	$817

Nine months ended September 30, 2003	$1,624	$787	$53	$2,464
Price changes	211	(20)	—	191
Volume changes	6	158	—	164
Royalties	(46)	(33)	—	(79)
Hedging	(338)	(5)	—	(343)
Processing and sulphur	—	—	1	1

Nine months ended September 30, 2004	$1,457	$887	$54	$2,398

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 9

Third Quarter

Lower upstream earnings in the third quarter of 2004 compared with the third quarter of 2003 were primarily the result of the following factors:

•	hedging losses that amounted to $5.66 per boe during the third quarter of 2004 compared with hedging losses of $0.19 per boe in the third quarter of 2003

•	higher royalties due to higher oil and gas prices in the third quarter of 2004. Royalties are unaffected by hedging

•	unit operating costs that were $0.86 per boe higher. The increase in operating costs was due primarily to higher servicing volume and rates and higher fuel costs

•	higher depletion, depreciation and amortization due to higher production volume and capital base

•	higher income taxes

which were partially offset by:

•	higher crude oil and natural gas prices

•	higher production of heavy crude oil and natural gas

Nine Months

Lower upstream earnings in the first nine months of 2004 compared with the first nine months of 2003 were primarily the result of the following factors:

•	hedging losses that amounted to $4.02 per boe during the nine months of 2004 compared with hedging losses of $0.18 per boe in the nine months of 2003

•	higher royalties due to higher oil and gas prices in the nine months of 2004

•	unit operating costs that were $0.32 per boe higher. The increase in operating costs was due primarily to higher servicing volume and rates and higher fuel costs

•	higher depletion, depreciation and amortization due to higher production volume and capital base

•	higher income taxes

which were partially offset by:

•	higher crude oil and natural gas prices

•	higher production of heavy crude oil and natural gas

Depletion, Depreciation and Amortization

Total depletion, depreciation and amortization was $9.29 per boe during the third quarter of 2004 compared with $8.31 per boe during the third quarter of 2003. The increase resulted primarily from higher capital expenditures for exploitation of proved undeveloped reserves and optimization of proved developed reserves, particularly shallow natural gas reservoirs and crude oil fields under secondary and tertiary recovery schemes. The depletion and depreciation rate of oil and gas acquisitions also increases the overall rate because the unit purchase price is higher than the historical cost of finding and developing oil and gas reserves.

Operating Statistics

Average Prices

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Crude Oil ($/bbl)
Light crude oil & NGL	53.54	34.15	47.44	40.20
Medium crude oil	40.59	29.68	36.47	32.76
Heavy crude oil	34.92	25.13	29.68	27.75
Total average	41.60	29.99	36.53	32.97
Total average after hedging	32.44	29.16	29.99	32.59
Natural Gas ($/mcf)
Average	5.92	5.40	6.12	6.21
Average after hedging	5.87	5.58	6.12	6.25

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 10

Effective Royalty Rates (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Percentage of upstream sales revenues	2004	2003	2004	2003
Crude oil & NGL	14%	11%	13%	12%
Natural gas	23%	20%	23%	22%
Total	17%	14%	16%	16%

(1)	Before commodity hedging.

Production, before Royalties

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Light crude oil & NGL (mbbls/day)	64.8	65.2	68.1	71.4
Medium crude oil (mbbls/day)	34.5	38.2	35.4	39.7
Heavy crude oil (mbbls/day)	108.8	99.2	107.3	97.2

Total crude oil & NGL (mbbls/day)	208.1	202.6	210.8	208.3
Natural gas (mmcf/day)	700.4	585.7	686.5	595.4
Barrels of oil equivalent (6:1) (mboe/day)	324.8	300.2	325.2	307.6

Upstream Revenue Mix (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Percentage of upstream sales revenues, net of royalties	2004	2003	2004	2003
Light crude oil & NGL	27%	27%	27%	28%
Medium crude oil	11%	12%	11%	12%
Heavy crude oil	31%	28%	28%	27%
Natural gas	31%	33%	34%	33%

	100%	100%	100%	100%

(1)	Before commodity hedging.

Operating Netbacks

Western Canada

Light Crude Oil Netbacks (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$47.60	$37.65	$44.51	$41.36
Royalties	7.25	6.10	7.72	7.57
Operating costs	7.57	6.24	8.56	8.73

Netback	$32.78	$25.31	$28.23	$25.06

Medium Crude Oil Netbacks (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$40.38	$29.82	$36.45	$32.94
Royalties	7.21	4.39	6.37	5.52
Operating costs	10.85	9.80	10.05	9.55

Netback	$22.32	$15.63	$20.03	$17.87

(1)	Includes associated co-products converted to boe.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 11

Heavy Crude Oil Netbacks (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$34.91	$25.22	$29.75	$27.85
Royalties	4.25	2.58	3.40	3.04
Operating costs	9.90	8.64	9.51	9.30

Netback	$20.76	$14.00	$16.84	$15.51

Natural Gas Netbacks (2)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per mcfge	2004	2003	2004	2003
Sales revenues before hedging	$6.00	$5.34	$6.12	$6.13
Royalties	1.49	1.09	1.45	1.40
Operating costs	0.93	0.84	0.87	0.80

Netback	$3.58	$3.41	$3.80	$3.93

Total Western Canada Upstream Netbacks (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$37.42	$29.73	$35.00	$33.41
Royalties	6.77	4.68	6.31	5.91
Operating costs	8.08	7.24	7.83	7.61

Netback	$22.57	$17.81	$20.86	$19.89

Terra Nova Crude Oil Netbacks

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$51.49	$39.38	$46.96	$39.17
Royalties	3.13	0.99	1.64	0.76
Operating costs	3.91	3.64	3.11	3.34

Netback	$44.45	$34.75	$42.21	$35.07

Wenchang Crude Oil Netbacks

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$55.86	$37.74	$48.48	$41.78
Royalties	5.84	3.20	4.95	3.43
Operating costs	2.00	1.98	2.06	1.72

Netback	$48.02	$32.56	$41.47	$36.63

(1)	Includes associated co-products converted to boe.

(2)	Includes associated co-products converted to mcfge.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 12

Total Upstream Segment Netbacks (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
Per boe	2004	2003	2004	2003
Sales revenues before hedging	$39.08	$30.74	$36.39	$34.36
Royalties	6.59	4.40	6.01	5.44
Operating costs	7.57	6.71	7.26	6.94

Netback	$24.92	$19.63	$23.12	$21.98

(1)	Includes associated co-products converted to boe.

MIDSTREAM

Upgrading Earnings Summary

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Gross margin	$93	$75	$261	$235
Operating costs	55	50	160	160
Other recoveries	(2)	(2)	(4)	(4)
Depreciation and amortization	5	5	14	15
Income taxes	11	7	25	11

Earnings	$24	$15	$66	$53

Selected operating data:
Upgrader throughput (1) (mbbls/day)	71.6	74.9	66.2	73.3
Synthetic crude oil sales (mbbls/day)	60.1	66.0	54.1	64.0
Upgrading differential ($/bbl)	$15.26	$11.91	$15.31	$12.76
Unit margin ($/bbl)	$16.88	$12.41	$17.60	$13.48
Unit operating cost (2) ($/bbl)	$8.30	$7.29	$8.82	$8.01

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.

Upgrading Earnings Variance Analysis

Three months ended September 30, 2003	$15
Volume	(7)
Margin	25
Operating costs — energy related	(2)
Operating costs — non-energy related	(3)
Income taxes	(4)

Three months ended September 30, 2004	$24

Nine months ended September 30, 2003	$53
Volume	(35)
Margin	61
Operating costs — energy related	5
Operating costs — non-energy related	(5)
Depreciation and amortization	1
Income taxes	(14)

Nine months ended September 30, 2004	$66

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 13

Third Quarter

Upgrading earnings increased in the third quarter of 2004 compared with the third quarter of 2003 primarily due to:

•	a $3.35 per bbl increase in the differential between blended heavy crude feedstock and synthetic crude oil price during the third quarter of 2004 which was partially offset by:

•	lower sales volume as a result of operational issues following turnaround

•	higher unit operating costs resulting primarily from catalyst costs

•	higher income taxes due to higher earnings

Nine Months

Upgrading earnings increased in the first nine months of 2004 compared with the same period in 2003 primarily due to:

•	upgrading differential, which averaged $2.55 per bbl higher during the nine month period which was partially offset by:

•	lower plant throughput primarily due to a scheduled plant turnaround during April

•	higher income taxes due to higher earnings and an income tax rate reduction, the effect of which was recorded during the comparative period in 2003

Infrastructure and Marketing Earnings Summary

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Gross margin — pipeline	$23	$18	$65	$51
— other infrastructure and marketing	26	29	103	105

	49	47	168	156
Other expenses	3	2	7	7
Depreciation and amortization	6	5	16	15
Income taxes	14	14	48	48

Earnings	$26	$26	$97	$86

Selected operating data:
Aggregate pipeline throughput (mbbls/day)	461	477	496	478

Third Quarter

Infrastructure and marketing earnings in the third quarter of 2004 were the same as in the third quarter of 2003 as:

•	higher heavy crude oil pipeline tariffs

were offset by:

•	lower cogeneration earnings

•	lower marketing margins

Nine Months

Infrastructure and marketing earnings increased during the first nine months of 2004 compared with the same period in 2003 due primarily to:

•	higher heavy oil pipeline margins and throughput

•	higher commodity marketing margins

which were partially offset by:

•	lower cogeneration earnings

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 14

REFINED PRODUCTS

Refined Products Earnings Summary (1)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Gross margin — fuel sales	$26	$23	$86	$55
— ancillary sales	8	7	22	21
— asphalt sales	20	25	41	35

	54	55	149	111
Operating and other expenses	18	15	53	51
Depreciation and amortization	9	6	27	20
Income taxes	9	12	25	14

Earnings	$18	$22	$44	$26

Selected operating data:
Number of fuel outlets			533	559
Light oil sales (million litres/day)	8.8	8.5	8.5	8.2
Light oil sales per outlet (thousand litres/day)	11.9	11.2	11.5	10.7
Prince George refinery throughput (mbbls/day)	9.2	8.2	10.2	9.9
Asphalt sales (mbbls/day)	27.6	30.5	23.4	22.8
Lloydminster refinery throughput (mbbls/day)	23.8	26.6	25.1	25.6

(1)	2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

Third Quarter

Refined products earnings decreased in the third quarter of 2004 compared with the third quarter of 2003 primarily due to:

•	lower asphalt products margins and sales volume

•	higher operating expense

•	higher depreciation and amortization expense

which were partially offset by:

•	higher light oil margins and sales volume

•	lower income taxes

Nine Months

Refined products earnings increased in the first nine months of 2004 compared with the same period in 2003 primarily due to:

•	higher light oil margins and sales volume

•	higher asphalt product margins and sales volume

which were partially offset by:

•	higher depreciation and amortization expense

•	higher income taxes due to higher earnings and an income tax rate reduction, the effect of which was recorded during the comparative period in 2003

CORPORATE

Interest Expense

Third Quarter

Interest — net, which is total debt charges net of capitalized interest and interest income, was $7 million in the third quarter of 2004 compared with $16 million in the third quarter of 2003. Interest capitalized during the third quarter of 2004 was $19 million compared with $15 million in the same period of 2003 reflecting the higher aggregate capital invested in the White Rose development project in the third quarter of 2004. Interest income was minimal in the third quarter of 2004 compared with $2 million in the same period of 2003. Total interest on short and long-term debt in the third quarter of 2004 was $26 million compared with $33 million in the third quarter of 2003. The decrease in total interest charges in the third quarter of 2004 was due to lower debt levels and lower effective interest rates. The impact of the fixed to floating interest rate swaps in place was a reduction to interest expense of $7 million in the third quarter of 2004 compared with a reduction of $4 million in the third quarter of 2003. Husky’s

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 15

effective interest rate for the third quarter of 2004 after the effect of interest rate swaps was 5.5 percent compared with 6.5 percent during the third quarter of 2003. Fixed to floating interest rate swaps in place at September 30, 2004 had effectively converted $832 million of fixed rate long-term debt to floating rates.

Nine Months

Interest — net was $27 million in the first nine months of 2004 compared with $57 million in the first nine months of 2003. The variance was substantially due to the same factors that affected the third quarter of 2004 compared with the third quarter of 2003.

Foreign Exchange

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Gain on translation of U.S. dollar denominated long-term debt
Realized	$(3)	$(1)	$(5)	$(1)
Unrealized	(88)	(4)	(51)	(254)

	(91)	(5)	(56)	(255)
Cross currency swaps	22	2	8	50
Other losses (gains)	3	3	(5)	33

	$(66)	$—	$(53)	$(172)

U.S./Canadian dollar exchange rates:
At beginning of period	U.S. $0.746	U.S. $0.738	U.S. $0.774	U.S. $0.633
At end of period	U.S. $0.791	U.S. $0.741	U.S. $0.791	U.S. $0.741

Third Quarter

Foreign exchange gains during the third quarter of 2004 amounted to $66 million as a result of a U.S. $0.05 weakening of the U.S. dollar compared with no foreign exchange effect during the same period in 2003.

Nine Months

Foreign exchange gains during the first nine months of 2004 amounted to $53 million as a result of a U.S. $0.02 weakening of the U.S. dollar compared with a gain of $172 million during the first nine months of 2003 as result of a U.S. $0.11 weakening of the U.S. dollar.

Selling and Administration Expenses

Third Quarter

Selling and administration expenses totalled $59 million during the third quarter of 2004 compared with $28 million during the third quarter of 2003. The increase in selling and administration expenses was primarily due to Husky amending its stock option plan effective June 1, 2004. During the third quarter of 2004 mark to market stock option expense totalling $22 million was charged to earnings. There were no comparable charges to earnings during the third quarter of 2003.

Nine Months

Selling and administration expenses totalled $144 million during the first nine months of 2004 compared with $86 million during the first nine months of 2003. During the first nine months of 2004 mark to market stock option expense totalling $44 million was charged to earnings. There were no comparable charges to earnings during the first nine months of 2003.

Income Taxes

Third Quarter

Consolidated income taxes were $126 million in the third quarter of 2004 compared with $148 million in the third quarter of 2003.

In the third quarter of 2004, current income taxes totalled $81 million and comprised $29 million in respect of the Wenchang oil field operation, $5 million of capital tax and $47 million of Canadian income tax. In the third quarter of 2003, current income taxes totalled $35 million and comprised $17 million for Wenchang, $5 million of capital tax and $13 million of Canadian income tax.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 16

Nine Months

Consolidated income taxes were $308 million in the first nine months of 2004 compared with $384 million in the first nine months of 2003. Income taxes in the first nine months of 2004 reflect an effective tax rate of 28 percent compared with 26 percent in the first nine months of 2003. During the first nine months of 2003, a benefit of $161 million was recorded for changes in the tax rate enacted by Federal Bill C-48 and Alberta corporate tax reduction Bill 41. During the first nine months of 2004, a benefit of $40 million was recorded for changes in the Alberta corporate tax rate.

The following table shows the effect of non-recurring benefits for the periods noted:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Income taxes as reported	$126	$148	$308	$384
Bill 27 — Alberta Corporate Tax Amendment Act, 2004	—	—	40	—
Bill C-48 — Canada	—	—	—	141
Bill 41 — Alberta Corporate Tax Amendment Act, 2003	—	—	—	20
Other items	3	—	16	—

Pro forma income taxes	$129	$148	$364	$545

Pro forma effective tax rate	31%	37%	33%	37%

Asset Retirement Obligations

Effective January 1, 2004, Husky adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. This new method for accounting for asset retirement obligations requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When initially recorded, the liability is added to the related property, plant and equipment, subsequently increasing depletion, depreciation and amortization expense. In addition, the liability is accreted for the change in present value in each period.

Upon adoption of CICA section 3110, the Company adjusted its existing future removal and site restoration liability retroactively with restatement. The cumulative effect resulted in an increase to the asset retirement obligations of $129 million, an increase to related net property, plant and equipment of $164 million, an increase to the future income tax liability of $13 million and an increase to retained earnings of $22 million. During the first nine months of 2004, the net increase in asset retirement obligations was $13 million.

CAPITAL EXPENDITURES

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Upstream
Exploration
Western Canada	$41	$53	$245	$238
East Coast Canada	3	21	17	24
International	5	9	16	21

	49	83	278	283

Development
Western Canada	307	219	840	589
East Coast Canada	149	148	355	339
International	1	—	5	—

	457	367	1,200	928

	506	450	1,478	1,211

Midstream
Upgrader	12	5	38	15
Infrastructure and Marketing	5	5	12	10

	17	10	50	25

Refined Products	29	11	53	28
Corporate	8	5	19	14

	$560	$476	$1,600	$1,278

Capital expenditures exclude capitalized costs related to asset retirement obligations incurred during the period. 2004 excludes the acquisition of Temple Exploration Inc.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 17

Upstream Capital Expenditures

Exploration expenditures in Western Canada accounted for 23 percent of total capital expenditures in Western Canada during the first nine months of 2004. In Western Canada, the majority of Husky’s exploration and development drilling capital expenditures were directed toward natural gas. Natural gas completions accounted for 726 of 1,188 net wells drilled. Oil related capital expenditures were focussed primarily on production acceleration and optimization. In the Lloydminster heavy oil area, exploration and development capital expenditures totalled $270 million. In the Tucker and Sunrise, Alberta oil sands areas capital expenditures totalled $33 million for preliminary engineering work and stratigraphic testing.

Wells Drilled (1)(2)

	Three months ended Sept. 30				Nine months ended Sept. 30
	2004		2003		2004		2003
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Western Canada
Exploration Oil	6	4	4	4	19	16	9	8
Gas	29	23	11	11	153	134	102	92
Dry	1	1	—	—	30	30	21	20

	36	28	15	15	202	180	132	120

Development Oil	200	188	213	202	396	368	400	374
Gas	221	204	113	107	632	592	399	381
Dry	14	14	15	14	51	48	55	52

	435	406	341	323	1,079	1,008	854	807

	471	434	356	338	1,281	1,188	986	927

(1)	Excludes stratigraphic test wells.

(2)	Includes non-operated wells.

Midstream Capital Expenditures

Midstream capital expenditures at the Husky Lloydminster Upgrader during the first nine months of 2004 amounted to $38 million for debottlenecking work, process improvement projects and betterments. Capital expenditures for midstream infrastructure amounted to $12 million.

Refined Products Capital Expenditures

Refined products capital expenditures during the first nine months of 2004 amounted to $53 million. Capital expenditures included $26 million for marketing outlet construction and remodelling, $5 million for various upgrading projects at the Husky Lloydminster refinery, $21 million at the Prince George refinery and $1 million at other terminals and plants.

Corporate Capital Expenditures

During the first nine months of 2004, capital expenditures for office equipment, computing equipment and premise improvements totalled $19 million.

Liquidity and Capital Resources

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved developed reserves, to acquire strategic oil and gas assets, repay maturing debt and pay dividends. The Company’s upstream capital programs are funded principally by cash provided from operating activities. During times of low oil and gas prices part of a capital program can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result the Company continually examines its options with respect to sources of long and short-term capital resources. In addition, from time to time the Company engages in hedging a portion of its production to protect cash flow in the event of commodity price declines.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 18

The following illustrates the Company’s sources and uses of cash during the nine months ended September 30, 2004 and the year ended December 31, 2003:

	Nine months	Year ended
	ended Sept. 30	December 31
	2004	2003
Cash sourced
Cash flow from operations	$1,747	$2,459
Long-term debt issue	1,666	669
Asset sales	34	511
Proceeds from exercise of stock options	17	51
Proceeds from interest swaps monetization	—	44
Other	—	5

	3,464	3,739

Cash used
Capital expenditures	1,582	1,871
Corporate acquisitions	102	809
Long-term debt repayment	1,519	971
Special dividend on common shares	—	422
Ordinary dividends on common shares	144	158
Return on capital securities payment	26	29
Settlement of asset retirement obligations	24	34
Settlement of cross currency swap	—	32
Other	15	—

	3,412	4,326

Net cash (deficiency)	52	(587)
Increase (decrease) in non-cash working capital	(53)	284

Decrease in cash and cash equivalents	(1)	(303)
Cash and cash equivalents — beginning of period	3	306

Cash and cash equivalents — end of period	$2	$3

Increase (decrease) in non-cash working capital
Cash positive working capital change
Accounts receivable decrease	$33	$—
Inventory decrease	—	31
Accounts payable and accrued liabilities increase	30	270

	63	301
Cash negative working capital change
Accounts receivable increase	—	7
Inventory increase	104	—
Prepaid expense increase	12	10

	116	17

Increase (decrease) in non-cash working capital	$(53)	$284

Working capital is the amount by which current assets exceed current liabilities. Bank operating loans and the current portion of long-term debt are excluded from the calculation of working capital on the basis that the Company has the ability to refinance these on a long-term basis. At September 30, 2004, the Company’s working capital deficiency was $256 million compared with $261 million at December 31, 2003. It is not unusual for the Company to have working capital deficits at the end of a reporting period. These working capital deficits are primarily the result of accounts payable related to capital expenditures for exploration and development. Settlement of these current liabilities is funded by cash provided by operating activities and to the extent necessary by bank borrowings. This position is a common characteristic of the oil and gas industry which, by the nature of its business spends large amounts of capital.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 19

Capital Structure

	Sept. 30, 2004
	Outstanding	Available
	(U.S. $ Amount)	(Cdn. $ Amount)
Short-term bank debt	$—	$47	$125
Long-term bank debt	—	—	1,100
Medium-term notes	—	300
U.S. public notes	1,050	1,327
U.S. senior secured bonds	117	147
U.S. private placement notes	30	38

Total short-term and long-term debt	$1,197	$1,859	$1,225

Capital securities	$225	$284
Common shares and retained earnings		$6,253

In addition to the credit facilities currently available, the Company filed a base shelf prospectus on August 12, 2004 that will permit the Company to offer for sale up to U.S. $1 billion of debt securities until expiry on September 12, 2006.

During the first nine months of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. There were no drawings under either the syndicated credit facility or $150 million in bilateral credit facilities at September 30, 2004.

At September 30, 2004, the maximum $250 million of net trade receivables had been sold under the Company’s securitization program.

Financial Ratios

	Three months ended Sept. 30		Nine months ended Sept. 30
	2004	2003	2004	2003
Cash flow — operating activities	$582	$603	$1,761	$2,020
— financing activities	$(30)	$(26)	$7	$(402)
— investing activities	$(625)	$(344)	$(1,769)	$(1,194)
Debt to capital employed (percent)			22.1	25.7
Debt to cash flow from operations (1) (times)			0.8	0.8
Corporate reinvestment ratio (1)(2)			1.2	0.7
Interest coverage ratio on long-term debt — excluding capital securities (1)
Earnings			13.3	14.8
Cash flow from operations			23.4	20.8
Interest coverage ratio on long-term debt — including capital securities (1)
Earnings			10.8	12.1
Cash flow from operations			19.0	16.9

(1)	Calculated for the twelve months ended for the periods shown.

(2)	Capital and investment expenditures divided by cash flow from operations.

FINANCING ACTIVITIES

In the third quarter of 2004, cash used in financing activities amounted to $30 million. The cash used was composed of the payment of the return on capital securities of $13 million and dividends on common shares of $51 million partially offset by the net issuance of debt totalling $24 million, $1 million provided by the exercise of stock options and change in non-cash working capital of $9 million.

In the third quarter of 2003, cash used in financing activities amounted to $26 million. Cash used comprised $463 million of dividends on common shares, $14 million payment of the return on capital

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 20

securities and $16 million repayment of long-term debt partially offset by $29 million from the exercise of stock options and a change of $438 million in non-cash working capital.

During the third quarter of 2004, Husky’s long-term debt balances were reduced by the narrowing of the exchange rate between Canadian and U.S. dollars of $91 million at September 30, 2004 and repayments of $23 million. This compares with a decrease in long-term debt of $21 million from a $16 million repayment and a narrowing of the exchange rate at September 30, 2003, reducing U.S. denominated debt balances by $5 million.

On June 18, 2004, the Company issued U.S. $300 million of 6.15 percent notes due June 15, 2019. Interest is payable semi-annually on June 15 and December 15. The notes were priced to yield 6.194 percent and are redeemable at the option of the Company at any time subject to a make whole provision. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness. Net proceeds from the issue were used to repay bank indebtedness. The notes were the second offering of public debt securities in the United States under a shelf prospectus dated June 6, 2002 permitting the issuance of an aggregate principal amount of U.S. $1 billion in notes. This shelf prospectus expired on July 7, 2004. Husky filed a shelf prospectus in August 2004 that will permit the issuance of an aggregate principal amount of U.S. $1 billion in notes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

Contractual Obligations

		October -
		December
Payments due by period	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt	$1,812	$19	$280	$145	$1,368
Capital securities	253	—	—	—	253
Operating leases	487	14	145	153	175
Firm transportation agreements	1,611	59	443	369	740
Unconditional purchase obligations	687	86	456	128	17
Lease rentals	431	12	93	93	233
Exploration work commitments	31	—	27	4	—
Engineering and construction commitments	725	79	635	11	—

	$6,037	$269	$2,079	$903	$2,786

Investment Canada Undertakings

In respect of the acquisition of Marathon Canada, Husky provided an update on certain undertakings to the Minister of Industry Canada responsible for the Investment Canada Act. The undertakings included capital expenditures on the purchased and retained Marathon Canada lands amounting to $65 million, spending on community activities amounting to $1.35 million and environmental protection expenditures of $40 million, all to occur in 2004. During the first nine months of 2004, Husky had spent approximately $31 million on Marathon Canada lands, $49 million on environmental protection and $1.6 million on community activities.

OFF BALANCE SHEET ARRANGEMENTS

Husky does not currently utilize any off balance sheet arrangements with unconsolidated entities to enhance liquidity and capital resource positions or for any other purpose.

Transactions with Related Parties

Husky, in the ordinary course of business, is party to a lease agreement with Western Canadian Place Ltd. The terms of the lease provide for the lease of office space, management services and operating costs at commercial rates. During the third quarter of 2004, Western Canadian Place Ltd. was purchased by an entity that is unrelated to the Company. Western Canadian Place Ltd. had been indirectly controlled by Husky’s principal shareholders. Prior to the sale, Husky paid approximately $10 million for office space in Western Canadian Place during 2004.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 21

Financial and Derivative Instruments

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. Refer to the section “Business Environment”. Husky, from time to time, uses derivative instruments to manage its exposure to these risks.

COMMODITY PRICE RISK MANAGEMENT

Husky uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

Natural Gas

Husky’s natural gas price risk management program for 2004 expired in April 2004. As a result of a corporate acquisition, Husky assumed a natural gas derivative contract for a notional 7.5 mmcf per day that matures at the end of 2005.

Crude Oil

At September 30, 2004, Husky had crude oil swap agreements in place to hedge 2004 production. The contracts were as follows:

Crude Oil Hedges

	Notional
	Volumes			Unrecognized
	(mbbls/day)	Term	Price	Gain/(Loss)
NYMEX fixed price	85	Oct. to Dec. 2004	U.S. $27.46/bbl	$(213)

Power Consumption

At September 30, 2004, Husky had hedged power consumption as follows:

Power Consumption Hedges

	Notional
	Volumes			Unrecognized
	(MW)	Term	Price	Gain/(Loss)
Fixed price purchase	37.5	Oct. to Dec. 2004	$46.72/MWh	$1

FOREIGN CURRENCY RISK MANAGEMENT

At September 30, 2004, the Company had the following cross currency debt swaps in place:

•	U.S. $150 million at 7.125 percent swapped at $1.45 to $218 million at 8.74 percent until November 15, 2006

•	U.S. $150 million at 6.250 percent swapped at $1.41 to $212 million at 7.41 percent until June 15, 2012

At September 30, 2004, the cost of a U.S. dollar in Canadian currency was $1.26.

In the third quarter of 2004, the cross currency swaps resulted in an offset to foreign exchange gains on translation of U.S. dollar denominated debt amounting to $22 million.

In addition, Husky entered into U.S. dollar forward contracts, which resulted in realized gains totalling approximately $6 million in the third quarter of 2004.

INTEREST RATE RISK MANAGEMENT

In the third quarter of 2004, the interest rate risk management activities resulted in a decrease to interest expense of $7 million.

The cross currency debt swaps resulted in an addition to interest expense of $2 million in the third quarter of 2004.

Husky has interest rate swaps on $200 million of long-term debt effective February 8, 2002 whereby 6.95 percent was swapped for CDOR + 175 bps until July 14, 2009. During the third quarter of 2004, these swaps resulted in an offset to interest expense amounting to $1 million.

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 22

Husky has interest rate swaps on U.S. $200 million of long-term debt effective February 12, 2002 whereby 7.55 percent was swapped for an average U.S. LIBOR + 194 bps until November 15, 2011. During the third quarter of 2004, these swaps resulted in an offset to interest expense amounting to $3 million.

Husky has interest rate swaps on U.S. $300 million of long-term debt effective June 18, 2004 whereby 6.15 percent was swapped for an average U.S. LIBOR + 63 bps until June 15, 2019. During the third quarter, these swaps resulted in an offset to interest expense amounting to $3 million.

The amortization of previous interest rate swap terminations resulted in an additional $2 million offset to interest expense in the third quarter of 2004.

Outstanding Share Data

	Nine months	Year ended
	ended Sept. 30	December 31
(in thousands, except per share amounts)	2004	2003
Share price (1) High	$31.15	$23.95
Low	$22.73	$16.03
Close at end of period	$30.79	$23.47
Average daily trading volume	445	400
Weighted average number of common shares outstanding
Basic	423,246	419,543
Diluted	425,312	421,549
Number of common shares outstanding at end of period	423,673	422,176
Number of stock options outstanding at end of period	10,251	4,597
Number of warrants outstanding at end of period	36	159

(1)	Trading in the common shares of Husky Energy Inc. (“HSE”) commenced on the Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

Forward-looking Statements

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking statements relating, but not limited, to Husky’s operations, anticipated financial performance, business prospects and strategies and which are based on Husky’s current expectations, estimates, projections and assumptions and were made by Husky in light of experience and perception of historical trends. Some of Husky’s forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “believes”, “projects”, “could”, “vision”, “goal”, “objective” and similar expressions. Husky’s business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to Husky. All statements that address expectations or projections about the future, including statements about strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements.

The reader is cautioned not to place undue reliance on Husky’s forward-looking statements including forward-looking statements relating to oil and natural gas production rates in the section captioned “Production versus 2004 Forecast”. Husky’s actual results may differ materially from those expressed or implied by Husky’s forward-looking statements as a result of known and unknown risks, uncertainties and other factors. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond Husky’s control, that could influence actual results include, but are not limited to:

•	fluctuations in commodity prices

•	changes in general economic, market and business conditions

•	fluctuations in supply and demand for Husky’s products

•	fluctuations in the cost of borrowing

•	Husky’s use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and foreign currency exchange rates

•	political and economic developments, expropriations, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which Husky operates

•	Husky’s ability to receive timely regulatory approvals

•	the integrity and reliability of Husky’s capital assets

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 23

•	the cumulative impact of other resource development projects

•	the accuracy of Husky’s oil and gas reserve estimates, estimated production levels and Husky’s success at exploration and development drilling and related activities

•	the maintenance of satisfactory relationships with unions, employee associations and joint venturers

•	competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternate sources of energy

•	the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures

•	actions by governmental authorities, including changes in environmental and other regulations

•	the ability and willingness of parties with whom Husky has material relationships to fulfil their obligations

•	the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Husky or other parties whose operations or assets directly or indirectly affect Husky

2004 HUSKY ENERGY INC. – THIRD QUARTER RESULTS 24

CONSOLIDATED BALANCE SHEETS

	Sept. 30	December 31
(millions of dollars)	2004	2003
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$2	$3
Accounts receivable	578	618
Inventories	315	211
Prepaid expenses	51	33

	946	865
Property, plant and equipment — (full cost accounting) (notes 3, 4)	18,624	16,944
Less accumulated depletion, depreciation and amortization	6,957	6,095

	11,667	10,849
Goodwill	160	120
Other assets	126	112

	$12,899	$11,946

Liabilities and Shareholders’ Equity
Current liabilities
Bank operating loans	$47	$71
Accounts payable and accrued liabilities	1,202	1,126
Long-term debt due within one year (note 5)	59	259

	1,308	1,456
Long-term debt (note 5)	1,753	1,439
Other long-term liabilities (notes 3, 4)	538	519
Future income taxes (notes 4, 6)	2,762	2,621
Commitments and contingencies (note 7)
Shareholders’ equity
Capital securities and accrued return	285	298
Common shares (notes 3, 8)	3,504	3,457
Retained earnings	2,749	2,156

	6,538	5,911

	$12,899	$11,946

Common shares outstanding (millions) (note 8)	423.7	422.2

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 25

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars, except per share amounts) (unaudited)	2004	2003	2004	2003
Sales and operating revenues, net of royalties	$2,330	$1,871	$6,722	$5,858
Costs and expenses
Cost of sales and operating expenses (notes 3, 4)	1,611	1,187	4,626	3,675
Selling and administration expenses (note 3)	59	28	144	86
Depletion, depreciation and amortization (notes 3, 4)	306	243	877	728
Interest — net (note 5)	7	16	27	57
Foreign exchange (note 5)	(66)	—	(53)	(172)
Other — net	1	—	5	2

	1,918	1,474	5,626	4,376

Earnings before income taxes	412	397	1,096	1,482

Income taxes (note 6)
Current	81	35	200	125
Future	45	113	108	259

	126	148	308	384

Net earnings	$286	$249	$788	$1,098

Earnings per share (note 9)
Basic	$0.70	$0.56	$1.84	$2.67
Diluted	$0.70	$0.56	$1.83	$2.65
Weighted average number of common shares outstanding (millions) (note 9)
Basic	423.6	419.7	423.2	418.8
Diluted	426.0	422.0	425.3	420.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars) (unaudited)	2004	2003	2004	2003
Beginning of period (note 4)	$2,503	$2,173	$2,156	$1,357
Net earnings	286	249	788	1,098
Dividends on common shares	(51)	(463)	(144)	(538)
Return and foreign exchange on capital securities (net of related taxes)	11	(13)	(7)	20
Stock-based compensation — retroactive adoption (note 3)	—	—	(44)	—
Asset retirement obligations — retroactive adoption (notes 3, 4)	—	—	—	9

End of period	$2,749	$1,946	$2,749	$1,946

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 26

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sept. 30		Nine months ended Sept. 30
(millions of dollars) (unaudited)	2004	2003	2004	2003
Operating activities
Net earnings	$286	$249	$788	$1,098
Items not affecting cash
Accretion (notes 3, 4)	7	5	21	15
Depletion, depreciation and amortization (notes 3, 4)	306	243	877	728
Future income taxes	45	113	108	259
Foreign exchange	(69)	(3)	(48)	(205)
Other	1	(3)	1	(4)

Cash flow from operations	576	604	1,747	1,891
Settlement of asset retirement obligations	(11)	(16)	(24)	(24)
Change in non-cash working capital (note 10)	17	15	38	153

Cash flow — operating activities	582	603	1,761	2,020

Financing activities
Bank operating loans financing — net	47	—	(24)	—
Long-term debt issue	205	—	1,666	—
Long-term debt repayment	(228)	(16)	(1,495)	(156)
Return on capital securities payment	(13)	(14)	(26)	(29)
Debt issue costs	—	—	(5)	—
Proceeds from exercise of stock options	1	29	17	38
Proceeds from interest swaps monetization	—	—	—	44
Dividends on common shares	(51)	(463)	(144)	(538)
Change in non-cash working capital (note 10)	9	438	18	239

Cash flow — financing activities	(30)	(26)	7	(402)

Available for investing	552	577	1,768	1,618

Investing activities
Capital expenditures	(553)	(460)	(1,582)	(1,254)
Corporate acquisitions	(102)	—	(102)	—
Asset sales	20	3	34	52
Other	2	(1)	(10)	3
Change in non-cash working capital (note 10)	8	114	(109)	5

Cash flow — investing activities	(625)	(344)	(1,769)	(1,194)

Increase (decrease) in cash and cash equivalents	(73)	233	(1)	424
Cash and cash equivalents at beginning of period	75	497	3	306

Cash and cash equivalents at end of period	$2	$730	$2	$730

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 amounts as restated.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2004 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1     Segmented Financial Information

									Corporate and
	Upstream		Midstream				Refined Products		Eliminations (2)		Total
					Infrastructure and
			Upgrading		Marketing
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Three months ended September 30 (1)
Sales and operating revenues, net of royalties	$817	$740	$308	$252	$1,564	$1,170	$515	$431	$(874)	$(722)	$2,330	$1,871
Costs and expenses
Operating, cost of sales, selling and general	255	203	268	225	1,518	1,125	479	391	(849)	(729)	1,671	1,215
Depletion, depreciation and amortization	278	218	5	5	6	5	9	6	8	9	306	243
Interest — net	—	—	—	—	—	—	—	—	7	16	7	16
Foreign exchange	—	—	—	—	—	—	—	—	(66)	—	(66)	—

	533	421	273	230	1,524	1,130	488	397	(900)	(704)	1,918	1,474

Earnings (loss) before income taxes	284	319	35	22	40	40	27	34	26	(18)	412	397
Current income taxes	59	13	—	—	5	4	4	14	13	4	81	35
Future income taxes	64	91	11	7	9	10	5	(2)	(44)	7	45	113

Net earnings (loss)	$161	$215	$24	$15	$26	$26	$18	$22	$57	$(29)	$286	$249

Capital expenditures — Three months ended September 30	$506	$450	$12	$5	$5	$5	$29	$11	$8	$5	$560	$476

Nine months ended September 30 (1)
Sales and operating revenues, net of royalties	$2,398	$2,464	$767	$784	$4,671	$3,807	$1,332	$1,167	$(2,446)	$(2,364)	$6,722	$5,858
Costs and expenses
Operating, cost of sales, selling and general	720	646	662	705	4,510	3,658	1,236	1,107	(2,353)	(2,353)	4,775	3,763
Depletion, depreciation and amortization	794	655	14	15	16	15	27	20	26	23	877	728
Interest — net	—	—	—	—	—	—	—	—	27	57	27	57
Foreign exchange	—	—	—	—	—	—	—	—	(53)	(172)	(53)	(172)

	1,514	1,301	676	720	4,526	3,673	1,263	1,127	(2,353)	(2,445)	5,626	4,376

Earnings (loss) before income taxes	884	1,163	91	64	145	134	69	40	(93)	81	1,096	1,482
Current income taxes	122	90	—	—	31	5	11	22	36	8	200	125
Future income taxes	161	175	25	11	17	43	14	(8)	(109)	38	108	259

Net earnings (loss)	$601	$898	$66	$53	$97	$86	$44	$26	$(20)	$35	$788	$1,098

Capital employed — As at September 30	$7,357	$6,271	$487	$462	$282	$444	$372	$383	$(101)	$110	$8,397	$7,670
Capital expenditures — Nine months ended September 30	$1,478	$1,211	$38	$15	$12	$10	$53	$28	$19	$14	$1,600	$1,278
Total assets — As at September 30	$10,666	$8,882	$698	$655	$610	$793	$647	$588	$278	$850	$12,899	$11,768

(1)	2003 amounts as restated.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 28

Note 2     Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2003. Certain prior years’ amounts have been reclassified to conform with current presentation.

Note 3     Change in Accounting Policies

a)     Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3110, “Asset Retirement Obligations”. The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. Note 4 discloses the impact of the adoption of CICA section 3110 on the financial statements.

b)     Stock-based Compensation

Effective January 1, 2004, the Company adopted the recommendations of CICA section 3870, “Stock-based Compensation and Other Stock-based Payments”, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Stock compensation expense is included in selling and administration expenses. This change resulted in a decrease to retained earnings of $44 million, an increase to contributed surplus of $21 million and an increase to share capital of $23 million.

Effective June 1, 2004, the Company amended its stock option plan to a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. The change resulted in an increase to current liabilities of $34 million, a decrease to contributed surplus of $16 million and an increase to compensation expense of $18 million. A liability for expected cash settlements is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company’s common shares. The liability is revalued to reflect changes in the market price of the Company’s common shares and the net change is recognized in earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

c)     Property, Plant and Equipment — Oil and Gas

Effective January 1, 2004, the Company adopted Accounting Guideline 16, “Oil and Gas Accounting — Full Cost” (“AcG-16”), which replaces Accounting Guideline 5, “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, “Impairment of Long-lived Assets”. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre’s use and eventual disposition. If the carrying value is unrecoverable, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company’s financial results.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 29

d)     Impairment of Long-lived Assets

Effective January 1, 2004, the Company adopted CICA section 3063, “Impairment of Long-lived Assets”, which had no effect on the consolidated financial statements.

e)     Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which establishes standards for the documentation and effectiveness testing of hedging activities. The adoption of AcG-13 had no effect on the Company’s financial results.

f)     Reclassification

Effective January 1, 2004, the Company adopted CICA section 1100, “Generally Accepted Accounting Principles”. Upon adoption, certain transportation costs that were previously netted against revenue are now being recorded as cost of sales. This change has been adopted prospectively.

Note 4     Asset Retirement Obligations

The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the revision was applied retroactively. The impact was as follows:

Consolidated Balance Sheet — As at December 31, 2003

	As Reported	Change	As Restated
Assets
Net property, plant and equipment	$10,685	$164	$10,849
Liabilities and shareholders’ equity
Other long-term liabilities	390	129	519
Future income taxes	2,608	13	2,621
Retained earnings	2,134	22	2,156

Consolidated Statement of Earnings — Nine months ended September 30, 2003

	As Reported	Change	As Restated
Depletion, depreciation and amortization	$765	$(37)	$728
Accretion (1)	—	15	15
Net earnings	1,076	22	1,098

(1)	Included in cost of sales and operating expenses.

At September 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $2.3 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 30 years into the future. This amount has been discounted using a risk-free interest rate of 6.4 percent. The impact on previous periods is disclosed in note 20 of the Company’s annual report for the year ended December 31, 2003.

Changes to asset retirement obligations were as follows:

Nine months ended
Sept. 30, 2004
Asset retirement obligations at beginning of period	$432
Liabilities incurred during period	15
Liabilities settled during period	(23)
Accretion	21

Asset retirement obligations at September 30	$445

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 30

Note 5     Long-term Debt

		Sept. 30	Dec. 31	Sept. 30	Dec. 31
	Maturity	2004	2003	2004	2003
		Cdn. $ Amount		U.S. $ Amount
Long-term debt
7.125% notes	2006	$190	$194	$150	$150
6.25% notes	2012	505	517	400	400
7.55% debentures	2016	253	258	200	200
6.15% notes	2019	379	—	300	—
Private placement notes	2004-5	38	41	30	32
8.45% senior secured bonds	2005-12	147	188	117	145
Medium-term notes	2007-9	300	500	—	—

Total long-term debt		1,812	1,698	$1,197	$927
Amount due within one year		(59)	(259)

		$1,753	$1,439

During the first nine months of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. At September 30, 2004, the Company did not have any borrowings under its $950 million revolving syndicated credit facility or its $150 million revolving bilateral credit facilities. Interest rates under the revolving syndicated credit facility vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company’s senior unsecured debt and whether the facility is revolving or non-revolving. The $150 million revolving bilateral credit facilities have substantially the same terms as the revolving syndicated credit facility.

On June 18, 2004, the Company issued U.S. $300 million of 6.15 percent notes due June 15, 2019, the second offering by Husky under a base shelf prospectus dated June 6, 2002 filed with securities regulatory authorities in Canada and the United States. This shelf prospectus expired on July 7, 2004. The notes issued are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness. Net proceeds from the issue were used to repay bank indebtedness.

On August 12, 2004, the Company filed a base shelf prospectus with securities regulatory authorities in Canada and the United States. The prospectus permits Husky to offer for sale, from time to time, up to U.S. $1 billion of debt securities during the 25 months from August 12, 2004.

Interest — net consisted of:

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
Long-term debt	$26	$33	$80	$99
Short-term debt	—	—	2	1

	26	33	82	100
Amount capitalized	(19)	(15)	(54)	(37)

	7	18	28	63
Interest income	—	(2)	(1)	(6)

	$7	$16	$27	$57

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 31

Foreign exchange consisted of:

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
Gain on translation of U.S. dollar denominated long-term debt	$(91)	$(5)	$(56)	$(255)
Cross currency swaps	22	2	8	50
Other losses (gains)	3	3	(5)	33

	$(66)	$—	$(53)	$(172)

Note 6     Income Taxes

On May 11, 2004, Bill 27 — Alberta Corporate Tax Amendment Act, 2004 received royal assent in the Alberta Legislative Assembly. As a result, a non-recurring benefit of $40 million was recorded in the first nine months of 2004. Also during the first nine months of 2004, a net tax benefit of $16 million related to the change in the Company’s stock option plan and other tax benefits net of adjustments was recognized. Income tax expense for the first nine months of 2003 included a non-recurring adjustment to future income taxes of $20 million resulting from a change in the Alberta corporate income tax rate. Additionally, Bill C-48 amended the Income Tax Act (natural resources) and resulted in a non-recurring tax benefit of $141 million. The resource tax changes included a change in the federal tax rate, deductibility of crown royalties and elimination of the resource allowance, to be phased in over a five-year period.

Note 7     Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Note 8     Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Nine months ended Sept. 30
	2004		2003
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance at beginning of period	422,175,742	$3,457	417,873,601	$3,406
Stock-based compensation — adoption	—	23	—	—
Exercised — options and warrants	1,497,522	24	3,140,762	38

Balance at September 30	423,673,264	$3,504	421,014,363	$3,444

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 32

Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	Nine months ended Sept. 30
	2004		2003
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
	(thousands)	Exercise Prices	(thousands)	Exercise Prices
Outstanding, beginning of period	4,597	$13.88	7,920	$13.91
Granted	7,988	$24.90	326	$16.85
Exercised for common shares	(1,287)	$13.09	(2,833)	$13.62
Surrendered for cash settlement	(880)	$13.24	—	$—
Forfeited	(167)	$22.16	(104)	$14.60

Outstanding, September 30	10,251	$22.48	5,309	$13.31

Options exercisable at September 30	1,712	$13.09	4,444	$12.90

At September 30, 2004, the options outstanding had exercise prices ranging from $10.34 to $27.69 with a weighted average contractual life of 4.0 years.

Stock-based Compensation

Beginning January 1, 2004, stock compensation is being recognized in earnings and included in selling and administration expenses. As described in note 3 b), on June 1, 2004, the Company modified its stock option plan to a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment.

Prior to modification, the fair values of all common share options granted were estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to determine the fair values prior to June 1, 2004 were:

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003(1)	2004	2003(1)
Weighted average fair market value per option	$—	$—	$5.67	$3.76
Risk-free interest rate (percent)	—	—	3.1	3.9
Volatility (percent)	—	—	21	24
Expected life (years)	—	—	5	5
Expected annual dividend per share	$—	$—	$0.44	$0.36

(1)	Options granted prior to September 3, 2003 were revalued as a result of the special $1.00 per share dividend paid in 2003.

If the Company had applied the fair value based method retroactively with restatement of prior periods for all options granted, in the first nine months of 2003 the Company’s net earnings available to common shareholders would have decreased by $13 million for stock compensation. Basic earnings per share would have decreased from $2.67 to $2.64 and diluted earnings per share would have decreased from $2.65 to $2.62.

Contributed Surplus

Changes to contributed surplus were as follows:

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
Balance at beginning of period	$—	$—	$—	$—
Stock-based compensation — adoption	—	—	21	—
Stock-based compensation cost	—	—	1	—
Stock options exercised	—	—	(6)	—
Modification of stock option plan — June 1, 2004	—	—	(16)	—

Balance at September 30	$—	$—	$—	$—

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 33

Note 9     Earnings per Common Share

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
Net earnings	$286	$249	$788	$1,098
Return and foreign exchange on capital securities (net of related taxes)	11	(13)	(7)	19

Net earnings available to common shareholders	$297	$236	$781	$1,117

Weighted average number of common shares outstanding
— Basic (millions)	423.6	419.7	423.2	418.8
Effect of dilutive stock options and warrants	2.4	2.3	2.1	2.0

Weighted average number of common shares outstanding
— Diluted (millions)	426.0	422.0	425.3	420.8

Earnings per share
— Basic	$0.70	$0.56	$1.84	$2.67
— Diluted	$0.70	$0.56	$1.83	$2.65

Note 10     Cash Flows — Change in Non-cash Working Capital

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$(16)	$98	$33	$(195)
Inventories	(20)	5	(104)	(5)
Prepaid expenses	4	(38)	(12)	(45)
Accounts payable and accrued liabilities	66	502	30	642

Change in non-cash working capital	34	567	(53)	397
Relating to:
Financing activities	9	438	18	239
Investing activities	8	114	(109)	5

Operating activities	$17	$15	$38	$153

b) Other cash flow information:
Cash taxes paid	$35	$2	$187	$67
Cash interest paid	$18	$17	$77	$85

Note 11     Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months		Nine months
	ended Sept. 30		ended Sept. 30
	2004	2003	2004	2003
Employer current service cost	$4	$3	$12	$12
Interest cost	2	2	6	7
Expected return on plan assets	(2)	(2)	(6)	(5)
Amortization of net actuarial losses	—	1	1	2

	$4	$4	$13	$16

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 34

Note 12     Financial Instruments and Risk Management

Unrecognized gains (losses) on derivative instruments were as follows:

	Sept. 30	Dec. 31
	2004	2003
Commodity price risk management
Natural gas	$(15)	$(8)
Crude oil	(214)	(109)
Power consumption	1	2
Interest rate risk management
Interest rate swaps	54	31
Foreign currency risk management
Foreign exchange contracts	(21)	(19)
Foreign exchange forwards	11	15

Commodity Price Risk Management

Natural Gas

During the first nine months of 2004, the impact of the 2004 natural gas hedge program was a gain of $8 million.

At September 30, 2004, the Company had hedged 7.5 mmcf of natural gas per day at NYMEX from October to December 2004 and from January to December 2005 at an average price of U.S. $1.92 per mcf. During the first nine months of 2004, the impact was a loss of $7 million.

Crude Oil

At September 30, 2004, the Company had hedged crude oil averaging 85,000 bbls per day from October to December 2004 at an average fixed WTI price of U.S. $27.46 per bbl. The impact of the hedge program during the first nine months of 2004 was a loss of $360 million.

Power Consumption

At September 30, 2004, the Company had hedged power consumption of 82,800 MWh from October to December 2004 at an average fixed price of $46.72 per MWh. The impact of the hedge program during the first nine months of 2004 was a gain of $2 million.

Natural Gas Contracts

At September 30, 2004, the unrecognized gains (losses) on external offsetting physical purchase and sale natural gas contracts were as follows:

	Volumes	Unrecognized
	(mmcf)	Gain (Loss)
Physical purchase contracts	18,922	$2
Physical sale contracts	(18,922)	$4

Interest Rate Risk Management

The Company has interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms as at September 30, 2004:

	Swap	Swap	Swap Rate
Debt	Amount	Maturity	(percent)
6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps
7.55% debentures	U.S. $200	November 15, 2011	U.S. LIBOR + 194 bps
6.15% notes	U.S. $300	June 15, 2019	U.S. LIBOR + 63 bps

During the first nine months of 2004, the Company realized a gain of $16 million from interest rate risk management activities.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 35

Foreign Currency Risk Management

At September 30, 2004, the Company had the following cross currency debt swaps:

	Swap		Swap	Interest
Debt	Amount	Canadian Equivalent	Maturity	Rate
7.125% notes	U.S. $150	$218	November 15, 2006	8.74%
6.25% notes	U.S. $150	$212	June 15, 2012	7.41%

During the first nine months of 2004, the Company realized a $7 million loss from all foreign currency risk management activities.

Sale of Accounts Receivable

In November 2003, the Company established a securitization program to sell, on a revolving basis, up to $250 million of accounts receivable to a third party. As at September 30, 2004, $250 million in outstanding accounts receivable had been sold under the program. The agreement includes a program fee based on Canadian commercial paper rates.

Note 13     Acquisition of Temple Exploration Inc.

Effective July 15, 2004, the Company acquired all of the issued and outstanding shares of Temple Exploration Inc. (“Temple”) for total cash consideration of $102 million. The results of Temple are included in the consolidated financial statements of the Company from the date of acquisition.

The allocation of the aggregate purchase price based on the estimated fair values of Temple’s net assets acquired at July 15, 2004 was as follows:

Net assets acquired
Working capital	$(17)
Property, plant and equipment	138
Goodwill (1)	20
Future income taxes	(39)

$102

(1)	Allocated to the Company’s upstream segment and not deductible for income tax purposes. Refer to note 1, Segmented Financial Information.

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 36

Terms and Abbreviations

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
MWh	megawatt hour
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer (1)
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
OPEC	Organization of Petroleum Exporting Countries
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Cash Flow from Operations	Earnings from operations plus non-cash charges before change in non-cash working capital
Equity	Capital securities and accrued return, shares and retained earnings
Total Debt	Long-term debt including current portion and bank operating loans
hectare	1 hectare is equal to 2.47 acres
wildcat well	Exploratory well drilled in an area where no production exists
feedstock	Raw materials which are processed into petroleum products

(1)	NOVA Inventory Transfer is an exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline.

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms “Husky Energy Inc.”, “Husky” or “the Company” mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

For further information, please contact:

Mr. Don Campbell Manager, Communications, Investor Relations and Government Affairs Husky Energy Inc. Tel: (403) 298-6153	Mr. Colin Luciuk Manager, Investor Relations Husky Energy Inc. Tel: (403) 750-4938

707 – 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 298-6515
Website: www.huskyenergy.ca e-mail: Investor.Relations@huskyenergy.ca

2004 HUSKY ENERGY TRUST INC. – THIRD QUARTER RESULTS 37